Exhibit 23
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-230407) of The Walt Disney Company of our report dated June 2, 2025, relating to the statements of net assets available for benefits of the Disney Hourly Savings and Investment Plan as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related supplemental information as of December 31, 2024, appearing in this Annual Report on Form 11-K of the Disney Hourly Savings and Investment Plan for the year ended December 31, 2024.

/s/ Moss Adams LLP
Los Angeles, California
June 2, 2025